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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 18)1/

THE LIBERTY CORPORATION

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

530370-10-5

(Cusip Number)

December 31, 2002 and January 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

1/	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 530370-10-5

1.	Name of Reporting Person: William R. Patterson (as of December 31, 2002)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,170,354

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 909,942

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,170,354

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 6.03%

12.	Type of Reporting Person (See Instructions): IN

13G
CUSIP No. 530370-10-5

1.	Name of Reporting Person: William R. Patterson (as of January 30, 2003)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): IN

AMENDMENT NO. 18 TO SCHEDULE 13G

     Schedule 13G, as originally filed February 14, 1979, as restated in its entirety in an electronic filing on February 14, 1995, and as amended prior to this filing, is further amended as of December 31, 2002 as set forth in Items 1(b), 4 and 6 and as set forth in Items 4 and 5 as of January 30, 2003:

Item 1(b) Address of Issuer’s Principal Executive Offices:

     135 South Main Street
     Greenville, South Carolina 29601

Item 4. Ownership:		As of 12/31/02	As of 1/30/03

(a)	Amount beneficially owned	1,170,354[1]	-0-
(b)	Percent of class	6.03%	0%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or direct the vote	-0-	-0-
	(ii) Shared power to vote or direct the vote	1,170,354[1]	-0-
	(iii) Sole power to dispose or direct the disposition of	-0-	-0-
	(iv) Shared power to dispose or direct the disposition of	909,9421/	-0-

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Effective January 30, 2003, Mr. Patterson resigned as a member of the trust committees for all of the trusts that owned shares of The Liberty Corporation Common Stock that are reported as beneficially owned by Mr. Patterson as of December 31, 2002.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

The shares shown in Items 4(a) and 4(c)(ii) and (iv) above as of December 31, 2002 are held by trusts, and the beneficiaries of such trusts have the right to receive dividends and sale proceeds as follows:

(a)	701,942 shares held by Wachovia Bank, Greenville, South Carolina, as trustee of trusts for the benefit of the adult children of Herman N. Hipp: Herman N. Hipp, Jr., Mary Ladson Hipp Haddow, William Franklin Hipp, Edward Fishburne Hipp and Jane Gage Hipp Caulder. Certain children of Herman N. Hipp are, and as of December 31, 2002 William R. Patterson also was one

1/	The filing of this statement shall not be construed as an admission that William R. Patterson is or was, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of the shares described in Item 4. These shares are held by various trusts for which Mr. Patterson serves on the Trust Committee. Mr. Patterson disclaims beneficial ownership of all these shares. See Item 6 and also see Item 5.

of, the committee members for these trusts, who must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trust, but not action taken with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

(b)	260,412 shares held by Wachovia Bank, Greenville, South Carolina as trustee of a trust created under the Will of Herman N. Hipp for the benefit of his wife, Jane F. Hipp. Mrs. Hipp serves, and as of December 31, 2002 William R. Patterson also served, as the members of the trust committee, and in such capacity she continues to have, and he had, the right to demand and receive from the trustee a proxy permitting them to vote any shares of stock held by the trust, including the shares of The Liberty Corporation, on any occasion when any of such shares may be voted. Mr. Patterson did not have or share the power to dispose or to direct the disposition of any of these shares in his capacity as a member of the trust committee.

(c)	208,000 shares held by Wachovia Bank, Greenville, South Carolina, as trustee for the benefit of Boyd Calhoun Hipp, II. W. Hayne Hipp and Anna Kate Hipp are, and as of December 31, 2002 William R. Patterson also was one of, the committee members for this trust, who must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trust and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiary.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

February 7, 2003

/s/ William R. Patterson William R. Patterson